SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

Ditech Networks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25500T108

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25500T108	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 1,911,003
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,911,003
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,911,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 32,980,641 shares of common stock of Ditech Networks, Inc. (the “Issuer”) outstanding at February 28, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2007 filed with the Securities and Exchange Commission on March 12, 2007.

CUSIP No. 25500T108	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,911,003[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 211,125[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,911,003[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 211,125[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,911,003[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 1,911,003 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 211,125 shares of Common Stock held by its investment advisory clients.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

3

Based on 32,980,641 shares of common stock of Ditech Networks, Inc. (the “Issuer”) outstanding at February 28, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2007 filed with the Securities and Exchange Commission on March 12, 2007.

CUSIP No. 25500T108	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley and Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 50,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 50,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .2%[1]
14	TYPE OF REPORTING PERSON* BD

———————

1

Based on 32,980,641 shares of common stock of Ditech Networks, Inc. (the “Issuer”) outstanding at February 28, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2007 filed with the Securities and Exchange Commission on March 12, 2007.

CUSIP No. 25500T108	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,911,003[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 261,125[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,911,003[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 261,125[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,911,003[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%[3]
14	TYPE OF REPORTING PERSON* IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 1,911,003 shares of Common Stock held by Riley Investment Partners Master Fund, L.P.

2

Riley Investment Management LLC has shared voting and dispositive power over 211,125 shares of Common Stock owned by its investment advisory clients.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of these shares. B. Riley and Co. Inc. has sole voting and dispositive power over 50,000 shares of Common Stock.  Although Mr. Riley is the Chairman and controlling shareholder of B. Riley and Co. Inc., Mr. Riley disclaims beneficial ownership of these shares.

CUSIP No. 25500T108	13D	Page 6

3

Based on 32,980,641 shares of common stock of Ditech Networks, Inc. (the “Issuer”) outstanding at February 28, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2007 filed with the Securities and Exchange Commission on March 12, 2007.

CUSIP No. 25500T108	13D	Page 7

Item 1.

Security and Issuer

Common Stock of Ditech Networks, Inc. (“Common Stock”)

825 East Middlefield Road

Mountain View, California 94043

Item 2.

Identity and Background

(a)

(i) Riley Investment Partners Master Fund, L.P. (Cayman Islands limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

Mr. Bryant R. Riley (individual residing in California)

(ii) B. Riley and Co. Inc. (Delaware corporation)

(b)

(i) 11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(ii) 11100 Santa Monica Blvd.

Suite 800

Los Angeles, CA 90025

(c)

Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC (“RIM”), an SEC registered investment adviser.  RIM is the investment adviser to and general partner of Riley Investment Partners Master Fund, L.P. (“RIP”).  RIM is the investment advisor to other clients pursuant to investment advisory agreements. Mr. Riley is the Chairman and controlling shareholder of B. Riley and Co. Inc., a broker-dealer (“BRC”).

(d)

N/A

(e)

N/A

(f)

United States

Item 3.

Source or Amount of Funds or Other Consideration

RIP’s and BRC’s purchases were made with its funds.

Item 4.

Purpose of the Transaction

The Reporting Persons acquired Issuer’s securities reported on this Schedule 13D because they believed such securities represented an attractive investment.

On May 25, 2007, RIM sent a letter to the Issuer’s Board of Directors.  In the letter, RIM expressed its concerns on the history of the Issuer’s performance and its views regarding the most efficient way for the Issuer to return value to its shareholders.  Given the Company’s excessive cash on the balance sheet and improved financial condition, RIM suggested that the Issuer should return at least $100 million to its shareholders through a dutch tender auction at a price between $9 and $11.  If the Issuer was unable to purchase the requisite number of shares, RIM suggested that the remaining cash should be returned to shareholders via a dividend.  RIM also stated that it may seek representation to the Issuer’s Board of Directors.  The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit A.

CUSIP No. 25500T108	13D	Page 8

The Reporting Persons may, from time to time, evaluate various other alternatives that they might consider in order to influence the performance of the Issuer and the activities of its Board of Directors.  Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Issuer, communicating with other stockholders, making proposals to the Issuer concerning the dividend policy, capitalization and operations of the Issuer, seeking representation on the Board of Directors, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or seeking to make a significant equity investment or to otherwise acquire the Issuer.

The Reporting Persons may also determine to change their investment intent with respect to the Issuer in the future. The Reporting Persons intend to vote their respective shares of Common Stock individually as each Reporting Person deems appropriate from time to time. In determining whether to sell or retain their shares of Common Stock, the applicable Reporting Person will take into consideration such factors as it deems relevant, including without limitation Issuer’s business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person. The Reporting Persons reserve the right to acquire additional securities from Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.

Interest in Securities of the Issuer

(a)

With respect to each Reporting Person, see the response set forth in Rows 11 and 13, including the footnotes thereto.

(b)

See Item 5(a) and, with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

(c)

In the ordinary course of business, BRC effects transactions in connection with its ordinary course market making activities, as well as for customer transactions.  Exhibit B sets forth the other transactions effected by the Reporting Persons in Common Stock that have taken place in the past 60 days.

(d)

RIM’s advisory clients, and not any of the Reporting Persons, are entitled to any dividends or proceeds paid with respect to the shares owned by them.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The relationships between Mr. Riley, RIM, RIP and BRC are described above under Item 2(c) above.  The relationship between RIM and other investment advisory clients are described under Item 2(c) above.

Item 7.

Material to be filed as Exhibits

Exhibit A  Letter to the Issuer's Board of Directors, dated May 25, 2007

Exhibit B  Transactions in the past sixty days with respect to the Issuer’s Common Stock

CUSIP No. 25500T108	13D	Page 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2007

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member
B. Riley and Co. Inc.

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

By:	/s/ Bryant R. Riley
Bryant R. Riley

CUSIP No. 25500T108	13D	Page 10

EXHIBIT A

Riley Investment Management LLC

11100 Santa Monica Boulevard, Suite 810      Los Angeles, CA 90025

Phone (310) 966-1445  Fax (310) 966-1096

May 25, 2007

VIA FACSIMILE AND OVERNIGHT MAIL

Ditech Networks, Inc.

Board of Directors

825 E. Middlefield Road

Mountain View, CA 94043

Dear Sirs:

Riley Investment Management has been a shareholder intermittently for the last six years and currently owns or has beneficial ownership of approximately 5.8% of Ditech’s common stock. We are writing you to express our view regarding the most efficient way to return value to your shareholders. We believe our view is prevalent in the financial community.

Since your public offering in June 1999, Ditech has accumulated losses of over $80 million. During this time the Company has spent over $110 million in stock and cash on acquisitions and invested $188 million in R & D. The current enterprise value of approximately $140 million ($114 million if you present value the Company’s N.O.L. carry forward) suggests a high degree of investor skepticism towards Ditech as a profitable investment. This skepticism has been well earned. Historically, the Company has chosen to hoard its cash, has diluted its shareholders and has consistently disappointed its investors. The fact that 3.7 million of the approximately 4.0 million shares of stock owned by Company insiders consists of options is particularly disconcerting. As investors have paid real dollars and lost real money, management and the Board have collected fees and salaries, issued options and sold stock. In particular, we believe that the $135 million in cash on the balance sheet the Company has maintained is inappropriate and detrimental to the creation of shareholder value.

However, over the last six months we have become more encouraged about Ditech’s business fundamentals and believe the Company is well positioned for consistent, strong cash flow and operating profit as its customer base increasingly diversifies. In fact, our analysis suggests that Ditech could be at an EBITDA run rate of $25 million in the next couple of quarters and possibly up to $35 million in the near future with continued customer wins (specifically a third domestic carrier that the Company has indicated it may close).

CUSIP No. 25500T108	13D	Page 11

Ditech Networks, Inc.

May 25, 2007

Given the Company’s excessive cash and improved financial condition, we believe that the Company would go a long way to reestablishing credibility with investors by immediately conducting a dutch tender auction and/or dividend that will result in a return of at least $100 million to shareholders. Specifically, the tender price per share should be between $9 and $11. If the Company is unable to purchase this amount of shares, then the remaining cash should be returned to shareholders via a dividend. After the tender or dividend, the Company would still be in an enviable position of having over $40 million in cash while potentially generating $20 to $35 million per year in free cash flow. We believe this is a reasonable course of action. The Company’s argument that it “needs” to have $100 million in cash on the balance sheet to market to its customer base in our opinion does not hold water. Ditech has been around now for enough years and generates enough cash that in our opinion carriers will be more than comfortable with our proposed balance sheet. In fact, one could clearly argue for a larger return of cash given our belief in the Company’s ability to generate cash going forward.

At the high end of the dutch tender auction range, the Company’s enterprise value would be $165 million. Before the April quarter, which is considered an aberration because of the Company’s international results, Ditech had been generating between $3.7 and $2.9 million in EBITDA per quarter for the last three quarters. Just annualizing those numbers results in approximately $12 million in free cash flow. Accordingly, at a tender price of $11 per share, the Company would be purchasing the shares at a free cash flow yield of 7.3%, higher than the interest rate the Company is earning on its cash. However, if our analysis proves to be correct and the Company’s free cash flow rises to $20 to 35 million, the Company would be buying the stock at a free cash flow yield of 12.1% to 21.2%, respectively—clearly a much better investment than cash. From an earnings perspective, with a self-tender, if EBITDA is $25 million, earnings per share would increase to approximately $0.63 from $0.56, and at $35 million EBITDA, earnings per share would increase to $1.02 from $0.95. From a non-GAAP perspective, which we believe is the preferable focus, this transaction would be accretive even at $16 million in EBITDA.

As stated above, we believe an EBITDA of $25 to $35 million is a reasonable projection. The Company has publicly stated that its operating model calls for operating profit of 20% to 30%. This is higher than the Company’s more recent non-GAAP profit margins of 12%. However, we believe that Ditech’s operating model is highly leveragable and that the majority of incremental gross profit will fall directly to the bottom line. Given 70% gross margins and roughly $45 million in annual cash operating expenses, it is easy to see that quarterly revenues need only approach $23 million for Ditech to garner 21% EBIT margins—not to mention $5 million in quarterly free cash flow. Accordingly, we concur that the Company’s target operating model is achievable as revenues increase, and believe further that the Company should be able to generate substantial free cash flow as Ditech’s revenue approaches $30 million per quarter.

CUSIP No. 25500T108	13D	Page 12

Ditech Networks, Inc.

May 25, 2007

In this regard, we believe that generating $30 million in quarterly revenues is achievable in the near future. The following sets forth our assumptions in our model for the Company’s revenue:

•

$14 million quarterly revenue contribution from Verizon, the Company’s largest customer. This is reasonable considering that Verizon has been averaging $13.5 million per quarter in revenues over the last twelve months ($15 million in the most recent quarter), which is up almost 20% from the preceding 12-month average.

•

$6 million quarterly revenue from the Company’s international business. Our assumption is even more conservative than the Company’s projections. Ditech’s international business has averaged $7.3 million per quarter year-to-date before its announcement that 4th quarter revenues would be approximately $2.5 million due to a delay in negotiation agreements in closing transactions. The Company has suggested that international business should bounce back in the June quarter, but our sense is that it should be closer to a $6 million revenue run rate per quarter.

•

$2 million quarterly revenue from the Company’s PVP business. The Company’s PVP business has been slower than anticipated, but the Company has characterized this opportunity as having “tremendous upside” and that activity levels around this product set has been “tremendous.”

•

$8 million quarterly revenue from new customers. Using existing numbers, the Company already has a $22 million run rate before any new carriers. The Company has indicated “some real optimism about being able to close the third” large, domestic wireless carrier in a recent conference call. When asked on the conference call if the new domestic customer could be as big as Verizon you said the following “…we could certainly see the opportunity ending up at that level. I’m not prognosticating that today, but we’re really excited.” Given our assumptions above, for Ditech to achieve quarterly revenues of $30 million, the new carrier would need only to generate $8 million per quarter--approximately 60% of Verizon. This seems achievable if not conservative.

Our analysis does not address operating expenses, to which we do not have detailed access. However, history has shown that when an existing long-term CEO leaves, expenses are typically reduced. We would suggest to the new CEO a full analysis of services and expenses. One example would be to replace PWC with a regional auditor. We have found this typically to reduce costs by at least 40%, which in the case of the Company would result in a savings of approximately $250,000.

It is possible that our analysis of the Company’s business is overly optimistic. Even if this were in fact the case, the Company’s decision would be simple – dividend out at least $100 million in cash in a special dividend to shareholders, representing $3 per share.

CUSIP No. 25500T108	13D	Page 13

Ditech Networks, Inc.

May 25, 2007

Ditech is at a critical juncture in its history. In 1999, shareholders entrusted the Company with over $75 million in cash through an IPO at $11 per share and a secondary at $51.50 per share. While insiders and VC investors took this opportunity to sell over $75 million of stock in the secondary and subsequently more through open market sales, investors have seen their shares decline 84% in eight years. Now, the Company’s fundamentals appear to be improving and the Company has the opportunity to bring on a new CEO that understands and is committed to shareholder value and is cognizant of the shareholder base. He or she must realize that the dollars on the balance sheet are those of shareholders and must not think that accepting a position at Ditech is akin to receiving carte blanche with these dollars. We believe it is time to enhance shareholder value by returning cash to your shareholders.

We look forward to discussing this possibility and our other thoughts to increase shareholder value with the Board in the near future. Moreover, we may seek representation on the Company’s Board. We have appointed directors to over 12 boards in the last three years and have had a high success rate in recognizing shareholder value through our contributions on various boards.

Sincerely,

Bryant Riley, Managing Member

RILEY INVESTMENT MANAGEMENT LLC

CUSIP No. 25500T108	13D	Page 14

Exhibit B

Master	Trans Code	Quantity	Price	Trade Date
	BY	9,330	8.12	3/30/07
	SL	2,049	8.45	4/10/07
	SL	29,435	8.4122	4/13/07
	SL	11,178	8.4494	4/16/07
	SL	13,227	8.5824	4/17/07
	SL	31,671	8.5362	4/18/07
	SL	3,260	8.5	4/19/07
	SL	4,442	8.5292	4/20/07
	SL	15,137	8.5	4/24/07
	BY	46,575	8.4104	4/26/07
	BY	93,150	8.5555	4/27/07
	BY	80,109	8.6305	4/30/07
	BY	27,819	8.5999	5/1/07
	BY	5,948	8.8	5/3/07
	BY	201,709	7.9725	5/9/07
	BY	116,500	7.9725	5/9/07
	BY	54,591	8.1297	5/10/07
	BY	19,468	8.2	5/11/07
	BY	45,443	8.2057	5/14/07
	BY	43,511	8.2151	5/15/07
	BY	24,652	8.3032	5/16/07
	BY	36,666	8.3073	5/17/07
	BY	9,588	8.3409	5/18/07
	BY	273,915	8.32	5/18/07
	BY	9,715	8.35	5/23/07
	BY	100,000	8.3652	5/24/07

CUSIP No. 25500T108	13D	Page 15

Investment Advisory Clients	Trans Code	Quantity	Price	Trade Date
	BY	670	8.12	3/30/07
	SL	151	8.45	4/10/07
	SL	2,165	8.4122	4/13/07
	SL	822	8.4494	4/16/07
	SL	973	8.5824	4/17/07
	SL	2,329	8.5362	4/18/07
	SL	240	8.5	4/19/07
	SL	327	8.5292	4/20/07
	SL	1,113	8.5	4/24/07
	BY	3,425	8.4104	4/26/07
	BY	6,850	8.5555	4/27/07
	BY	5,891	8.6305	4/30/07
	BY	2,046	8.5999	5/1/07
	BY	434	8.8	5/3/07
	BY	8,500	7.9725	5/9/07
	BY	14,717	7.9725	5/9/07
	BY	3,983	8.1297	5/10/07
	BY	1,420	8.2	5/11/07
	BY	3,316	8.2057	5/14/07
	BY	3,175	8.2151	5/15/07
	BY	20,000	8.2151	5/15/07
	BY	10,000	8.3032	5/16/07
	BY	1,799	8.3032	5/16/07
	BY	2,675	8.3073	5/17/07
	BY	19,985	8.32	5/18/07
	BY	700	8.3409	5/18/07
	BY	12,615	8.6005	5/21/07
	BY	37,385	8.5177	5/22/07
	BY	709	8.35	5/23/07

BRC	Trans Code	Quantity	Price	Trade Date
	BY	50,000.65		5/3/07*

*Purchase of a call for 50,000 shares.